MALIBU COMPOST LLC

Unaudited Financial Statements For The Years Ended December 31, 2016, and 2015

August 11, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Malibu Compost LLC
Berkeley, CA

We have reviewed the accompanying balance sheet of Malibu Compost LLC as of December 31, 2016, 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 11, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MALIBU COMPOST LLC
BALANCE SHEET
DECEMBER 31, 2016 & 2015

ASSETS

		2016		2015
CURRENT ASSETS				
	Cash	$ 16,394	$	18,284
	Accounts Receivable	94,287		31,187
	Inventory	140,636		179,044
	Other Current Assets	7,974		90,151
	TOTAL CURRENT ASSETS	259,291		318,665
NON-CURRENT ASSETS				
	Fixed Assets	125,246		37,107
	Less: Accumulated Depreciation	(68,777)		(17,318)
	Security Deposits	4,100		4,270
	TOTAL NON-CURRENT ASSETS	60,569		24,059
	TOTAL ASSETS	319,860		342,725

LIABILITIES AND MEMBERS' EQUITY

		2016		2015
CURRENT LIABILITIES				
	Accounts Payable	101,658		158,953
	Reserve For Litigation	32,251		-
	Line of Credit	88,239		97,145
	State and Local Tax Payable	2,318		1,874
	Loans Payable - Related Party	-		31,540
	Loans Payable - Current	-		27,660
	TOTAL CURRENT LIABILITIES	224,466		317,172
NON-CURRENT LIABILITIES				
	Loans Payable - Noncurrent	93,133		-
	TOTAL LIABILITIES	317,599		317,172
MEMBERS' EQUITY				
	Contributed Capital	24,252		116,987
	Retained Earnings (Deficit)	(21,991)		(91,434)
	TOTAL MEMBERS' EQUITY	2,261		25,553
	TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 319,860	$	342,725

Unaudited- See accompanying notes.

MALIBU COMPOST LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Operating Income		
Sales, Net	$ 1,468,956	$ 856,897
Cost of Goods Sold	826,747	507,751
Gross Profit	642,209	349,146
Operating Expense		
General & Administrative	427,147	314,835
Marketing	73,424	70,654
Depreciation	51,459	17,318
Rent	36,174	39,987
	588,204	442,794
Net Income from Operations	54,005	(93,649)
Other Income (Expense)		
Interest Income	1	-
Interest Expense	(10,647)	(6,032)
State and Local Taxes	(3,100)	-
Net Income	$ 40,259	$ (99,680)

MALIBU COMPOST LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Net Income (Loss) For The Period	$ 40,259	$ (99,680)
Cash Flows From Operating Activities		
Depreciation	51,459	17,318
Change in Accounts Receivable	(63,099)	56,022
Change in Inventory	38,408	(13,817)
Change in Prepaid Expenses	6,020	16,950
Change in Accounts Payable	(57,295)	15,004
Change in Reserve for Litigation	32,251	-
Change in Taxes Payable	444	1,240
Net Cash Flows From Operating Activities	48,446	(6,964)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(88,139)	(33,571)
Change in Security Deposit	170	2,350
Change in Loans to Members	74,656	(11,250)
Net Cash Flows From Investing Activities	(13,312)	(42,471)
Cash Flows From Financing Activities		
Change in Line of Credit	(8,906)	8,048
Change in Members' Loans Payable	(31,540)	22,660
Change in Loans Payable - Current	(27,660)	27,660
Change in Loans Payable - Noncurrent	93,133	-
US Bank Claim	1,500	(1,500)
Distributions	(30,000)	-
Non-cash adjustment to earnings	(33,551)	-
Net Cash Flows From Financing Activities	(37,024)	56,868
Cash at Beginning of Period	18,284	10,852
Net Increase (Decrease) In Cash	(1,890)	7,432
Cash at End of Period	$ 16,394	$ 18,284

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Malibu Compost LLC ("the Company") is a limited liability company organized under the laws of the State of California that offers compost, potting soil, turf builders, and compost teas. The company also provides consulting and shipping services as well.

The Company will conduct an equity crowdfund offering during 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

The Company's management intends to reorganize as a corporation before the end of fiscal year 2017.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is stated at lower of cost or market. Work in progress inventory includes compost, in various stages (from raw manure in windrows to finished product waiting to be screened), and amendments for potting soil. This balance as of December 31, 2016 consists of:

- Labor Clearing with an approximate balance of $2,787 for 2016 (and $4,858 for 2015)
- Development Costs with an approximate balance of $910 for both 2016 and 2015

General Inventory also includes packaging bags, labels, and boxes. Finished products include bagged products on pallets and compost tea cases. Pricing is determined by the products and services purchased at cost with added labor and overhead.

Fixed Assets and Depreciation

Fixed Assets generally consists of machinery, equipment, and compost covers. Fixed assets are depreciated with the declining balance depreciation method.

Sales

Gross sales includes service income, consulting income, and shipping income, in addition to the sale of goods. Sales are shown net of discounts.

Cost of Sales

Cost of sales consists mainly of:
- Product expense,
- Shipping, freight, & delivery,
- Production & labor, and
- Overhead

Advertising/Marketing

Advertising costs are expensed as incurred.

Interest Income

Interest income received in connection with loans receivable is included in monthly payments made by borrowers and recognized as received.

Rent

The Company occupies office space under an operating lease arrangement. The lease is non-cancellable through February 28, 2018, and expires on February 28, 2019.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the year ended December 31, 2016, and both of the two prior tax years, the Company elected to be treated as partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2014 federal tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of California. The Company's California income and franchise tax filings for 2014, 2015, and 2016 will be subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE C- LOANS PAYABLE

The RSF Loan is a fixed rate loan with a maturity date on Feburary 1, 2021. The loan has an interest rate of 6%. Upon default, the interest rate on this Note shall, if permitted under applicable law, immediately increase by 2 percentage points. If the payment is 10 days or more late, the Company will be charged 5% of the regularly scheduled payment.

NOTE D- RELATED PARTY TRANSACTIONS

Reserve for Litigation

From April of 2012 through July of 2016, Malibu Compost was party to multiple lawsuits filed against it by a former Member of the Company. All such legal matters were resolved as of December 31, 2016.

Loans to Related Parties

Members of the Company borrowed money from the Company for personal needs. As of December 31, 2016, related party loans outstanding totaled $4,975.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 11, 2017, the date that the financial statements were available to be issued.